File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 6 December 2005 no:15

05013401

SUPPL

Bo Dankis resigns from the ASSA ABLOY Board

Bo Dankis, who left his position as President and CEO in the Company on 1 December 2005, has resigned from the ASSA ABLOY Board. As a consequence thereof, the Board will consist of eight members until the Annual General Meeting on 25 April 2006.

Further information can be obtained from

Ann Holmberg, Manager Corporate Communications, ASSA ABLOY, tel: +46 70 328 16 45

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.